September 5, 2025

David R. Melville, III
Chief Executive Officer
Business First Bancshares, Inc.
500 Laurel Street, Suite 101
Baton Rouge, LA 70801

        Re: Business First Bancshares, Inc.
            Registration Statement on Form S-4
            Filed August 26, 2025
            File No. 333-289858
Dear David R. Melville, III:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Beth Whitaker, Esq.